SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549


                                  FORM 11-K

(Mark One)

 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
                           OF 1934 [FEE REQUIRED]

                 For the Fiscal Year Ended December 31, 1997

                                     OR

 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                        ACT OF 1934 [NO FEE REQUIRED]


                      Commission File Number 000-20371


            GULF STATES UTILITIES COMPANY EMPLOYEES' THRIFT PLAN
                          (Full title of the plan)



                             ENTERGY CORPORATION
                              639 Loyola Avenue
                        New Orleans, Louisiana  70113
             (Issuer and address of principal executive office)

                        GULF STATES UTILITIES COMPANY
                           EMPLOYEES' THRIFT PLAN

                              Table of Contents


                                                             Page
                                                             Number
                                                             Herein

(a)Financial Statements:

   Report of Independent Accountants                          2

   Statement of Net Assets Available for Benefits
     with Fund Information as of December 31, 1996            3

   Statement of Changes in Net Assets Available for
     Benefits with Fund Information for the Year Ended
     December 31, 1997                                        4

   Notes to Financial Statements                              5

(b)Supplemental Schedule:

   Item 27d - Schedule of Reportable Transactions for the
     Year Ended December 31, 1997                            13

   Signature                                                 14

(c)Exhibit:

     Consent of Coopers & Lybrand L.L.P.                     15

                      REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustee and Participants of the
Gulf States Utilities Company Employees' Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of Gulf States Utilities Company Employees' Thrift Plan (the Plan) as of December 31, 1996, and the statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996, and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents on page 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedule and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

COOPERS & LYBRAND L.L.P.

New Orleans, Louisiana
June 26, 1998

                    GULF STATES UTILITIES COMPANY
                        EMPLOYEES' THRIFT PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                        as of December 31, 1996

                                                                             Fund Information
                                                                                                        Investment
                                                   Common      Acorn     Guardian  Puritan    Savings    Contract  Participants'
                                       Total       Stock       Fund        Fund      Fund      Fund        Fund       Loans
Assets:
  Investments:
    Cash and temporary cash          $1,610,704  $   11,679     $74,708              $17,324 $1,442,026    $11,126   $53,841
      investments
    Equity securities:
      Entergy Corporation common stock,
        36,648 shares                 1,012,401   1,012,401     -           -          -           -           -        -
    Mutual funds                      3,665,289       -       2,159,459    417,529   331,384       -        756,917     -
    Fixed income securities:
      U. S. Treasury and government
         agency securities              200,500       -          -           -          -       200,500         -       -
     Guaranteed investment contracts    352,679       -          -           -          -           -       352,679     -
  Participant loans                     473,355       -          -           -          -           -           -     473,355
                                     ----------------------------------------------------------------------------------------
     Total investments                7,314,928   1,024,080   2,234,167    417,529   348,708  1,642,526   1,120,722   527,196

  Contributions receivable               70,582       -          36,112      8,786     6,634      8,502      10,548     -
  Investment income receivables and     281,378      11,458     223,319     24,831     8,095     11,620       2,055     -
    other
                                     ----------------------------------------------------------------------------------------
     Total assets                     7,666,888   1,035,538   2,493,598    451,146   363,437  1,662,648   1,133,325   527,196

Liabilities:
  Investment acquisition                849,130      21,727       -         18,525     -        803,598       5,280     -
    liabilities and other
                                     ----------------------------------------------------------------------------------------
Net Assets Available for Benefits    $6,817,758  $1,013,811  $2,493,598   $432,621  $363,437   $859,050  $1,128,045  $527,196
                                     ========================================================================================


See Notes to Financial Statements.

                        GULF STATES UTILITIES COMPANY
                            EMPLOYEES' THRIFT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                     for the year ended December 31, 1997

                                                                                Fund Information
                                                                                                           Investment
                                                Common      Acorn       Guardian    Puritan    Savings      Contract  Participants'
                                   Total        Stock        Fund         Fund        Fund       Fund         Fund       Loans
Net Assets Available for
Benefits - Beginning of Year     $6,817,758   $1,013,811  $2,493,598    $ 432,621   $ 363,437  $ 859,050   $1,128,045   $ 527,196

Increases:
  Investment Income:
    Dividends                       142,182       66,135      27,847       14,020      25,900      4,839        3,441           -
    Interest                         68,249          620         946          649         472     35,319          740      29,503
    Net realized and unrealized
       appreciation
       of investments               907,492       60,194     620,606       75,617      73,645     13,754       63,676           -
                                 ------------------------------------------------------------------------------------------------
      Total investment income     1,117,923      126,949     649,399       90,286     100,017     53,912       67,857      29,503
                                 ------------------------------------------------------------------------------------------------
  Employee contributions            788,408       74,822     366,112      100,043      73,129     76,342       97,960           -
  Employer contributions - net      294,808       29,305     130,667       32,192      24,901     35,853       41,890           -
    of forfeitures
                                 ------------------------------------------------------------------------------------------------
     Total increases              2,201,139      231,076   1,146,178      222,521     198,047    166,107      207,707      29,503
                                 ------------------------------------------------------------------------------------------------

Decreases:
  Distributions to withdrawing
    participants and other, net     329,957       25,024      69,848       10,596       9,013     36,823       13,685     164,968
                                 ------------------------------------------------------------------------------------------------
    Total decreases                 329,957       25,024      69,848       10,596       9,013     36,823       13,685     164,968
                                 ------------------------------------------------------------------------------------------------
Net increases (decreases)         1,871,182      206,052   1,076,330      211,925     189,034    129,284      194,022    (135,465)
  before transfers

Net transfers to affiliated plan (8,688,940)  (1,060,156) (3,247,204)  (1,160,538)   (710,316)  (942,564)  (1,047,121)   (521,041)
Net transfers between the funds           -     (159,707)   (322,724)     515,992     157,845    (45,770)    (274,946)    129,310
                                 ------------------------------------------------------------------------------------------------
Net decreases                    (6,817,758)  (1,013,811) (2,493,598)    (432,621)   (363,437)  (859,050)  (1,128,045)   (527,196)
                                 ------------------------------------------------------------------------------------------------
Net Assets Available for
 Benefits, End of Year           $       -    $       -   $       -    $       -   $       -   $      -    $       -  $        -
                                 ================================================================================================


See Notes to Financial Statements.



        GULF STATES UTILITIES COMPANY EMPLOYEES' THRIFT PLAN
                   Notes to Financial Statements

1. GSU Thrift Plan and Entergy Savings Plan Merger

   On May 5, 1994, the Board of Directors of Entergy Corporation (Board) approved the combination of the Gulf States Utilities
   Company  Employees' Thrift Plan (GSU Thrift Plan)  and  the  Savings
   Plan  of  Entergy  Corporation  and  Subsidiaries  (Entergy  Savings
   Plan). This combination was approved by the Entergy Gulf States Board of Directors on May 23, 1994.

   On January 1, 1995, the non-bargaining employees of Entergy Gulf States, Inc. (formerly Gulf States Utilities Company, referred to herein as the Company), began making new contributions to the Entergy Savings Plan. In April 1995, the non-bargaining employees' and inactive participants' assets were transferred from the GSU Thrift Plan to the Entergy Savings Plan. Bargaining unit employees, other than River Bend bargaining employees, joined the Entergy Savings Plan on October 1, 1995 and their assets were transferred in October 1995. The River Bend bargaining employees elected to remain in the GSU Thrift Plan. During 1995, the GSU Thrift Plan transferred $71,777,638 in cash and $39,867,964 in securities to the Entergy Savings Plan. During 1996, the GSU Thrift Plan transferred the outstanding participants' loan balances to the Entergy Savings Plan for bargaining unit employees of the Company, other than River Bend.

   Effective December 31, 1997, the GSU Thrift Plan was merged into the Entergy Savings Plan. The merger resulted in the transfer of the remaining assets from the respective funds in the GSU Thrift Plan to similar funds available under the Entergy Savings Plan. The transfer had no effect on participants' benefits. The table below represents the conversion map for the transfer of funds between the plans.

   From the GSU Thrift Plan              To the Entergy Savings Plan
   Entergy Corporation Stock Fund        Entergy Corporation Stock Fund
   Acorn Fund                            New Horizons Fund
   Guardian Fund                         Equity Income Fund
   Puritan Fund                          Balanced Fund
   Savings Fund                          Entergy Stable Income Fund
   Investment Contract Fund              Entergy Stable Income Fund
   Participants' Loans                   Participants' Loans


2. Summary of Significant Accounting Policies

   Basis of presentation: The accompanying financial statements have been prepared on the accrual basis and present the Statement of Net Assets Available for Benefits With Fund Information and the Statement of Changes in Net Assets Available for Benefits With Fund Information for the GSU Thrift Plan.

   Benefits payable for terminations and withdrawals are included in net assets available for benefits and are charged to net assets when paid. This accounting method differs from that required in the Internal Revenue Service and Department of Labor Form 5500 which requires benefits payable to be accrued and charged against net assets in the period the liability arises. Net assets available for benefits as of December 31, 1996, and the net decrease in net assets available for benefits for the year ended December 31, 1997 differ from that reported in the Form 5500 as follows:

                                           Net Assets Available
                                               for Benefits
                                                   1996

        As reported herein                      $6,817,758
        Accrued benefits payable                    (5,477)
                                                ----------
        To be reported in Form 5500             $6,812,281
                                                ==========

                                       Net Decrease in
                               Net Assets Available for Benefits
                                             1997

        As reported herein                 6,817,758
        Accrued benefits payable              (5,477)
                                         -----------
        To be reported in Form 5500      $ 6,812,281
                                         ===========

   The GSU Thrift Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

   As discussed in Note 1 above, the GSU Thrift Plan was merged into the Entergy Savings Plan on December 31, 1997. However, Hibernia National Bank, as trustee for the GSU Thrift Plan did not transfer the assets of the plan to the trustee of the Entergy Savings Plan until January 1, 1998. As the merger was effective December 31,
   1997, these assets are presented on the Entergy Savings Plan statement of net assets available for benefits as of December 31, 1997 as "investments held by prior trustee" and, accordingly, no statement of net assets available for benefits is presented for 1997. These assets are comprised of the following:

   Investments                                   Cost       Current Value

   Cash and temporary cash investments        $1,756,512      $  1,756,512
   Entergy Corporation Common Stock              805,318         1,018,504
   Mutual Funds                                3,209,749         3,883,574
   Loans to Participants                               0           521,041



   Interest and Dividend Income: Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   Investments:   Cash   equivalents  are   valued   at   cost,   which
   approximates fair value. Investments in equity and fixed income securities are stated at their fair value as determined by quoted market prices on the valuation date in compliance with the
   Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Purchases and sales of securities are accounted for on the trade date.

   The values of guaranteed investment contracts (GICs) are recorded at contract value, which approximates fair value. Contract value represents amounts invested under the GICs, plus interest earned and reinvested through the valuation date at the contracted rate. All investment contracts matured during 1997. Remaining investments in this fund are invested in mutual funds or cash and cash equivalents.

   Expenses: All costs and expenses incurred in the direct purchase or sale of securities and fees charged under the Investment Contract Fund are charged to participants' accounts. All administrative expenses of the GSU Thrift Plan are borne by the Company except for the administrative expenses related to the Savings Fund which are paid from plan assets. The GSU Thrift Plan reserves the right to have future administrative expenses for the other funds paid from plan assets.

   Tax status: The GSU Thrift Plan obtained its latest determination letter on June 19, 1995, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The GSU Thrift Plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the GSU Thrift Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Entergy Savings Plan's financial statements.

   Use of estimates in the preparation of financial statements: The preparation of the GSU Thrift Plan financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect reported amounts in the Statement of Net Assets Available for Benefits with Fund Information and the Statement of Changes in Net Assets Available for Benefits with Fund Information. Adjustments to the reported amounts may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in the 1997 financial statements.

3. Summary of GSU Thrift Plan Provisions

   The following description of the GSU Thrift Plan is provided for general information purposes only. GSU Thrift Plan participants should refer to the GSU Thrift Plan document for a more complete description of the GSU Thrift Plan provisions.

   General: The GSU Thrift Plan is a defined contribution plan of the Company and is subject to the provisions of ERISA. The ERISA provisions set forth the requirements for participation, vesting of benefits, fiduciary conduct for administering and handling plan assets, and for disclosure of plan information.

   Eligibility: The GSU Thrift Plan is available to active River Bend Steam Electric Generating Station (River Bend) bargaining employees of Entergy Operations, Inc. as of October 31, 1995 who have completed one year of service and worked 1,000 or more hours.

   Contributions: Contributions made by or on behalf of participants are deposited with Hibernia National Bank of New Orleans as Trustee for the GSU Thrift Plan. Participants may elect to contribute, through payroll deductions, two to six percent of their base salary (basic). The Company makes matching contributions to the GSU Thrift Plan in an amount equal to 50 percent of a participant's basic contribution (matching). Participants may contribute an additional two to ten percent of their base salary (supplemental) for which there are no matching contributions. Basic and supplemental contributions may be made on a before-tax basis (401(k) contributions), an after-tax basis, or a combination of both. Contributions are monitored and limited by federal tax legislation. The limit for the 1997 401(k) contribution was $9,500 per participant.

   Investments: Employee and Company contributions made on behalf of participants are invested by the Trustee as specified by each participant. Earnings on participant contributions are allocated based on participants' account balances as of the first day of each month.

   Participants may direct contributions to the following investment options:

        Entergy Corporation Stock Fund - Funds are invested in common stock of Entergy Corporation.

        Acorn Fund - Funds are invested in common stocks of small and medium-sized companies, including international companies. This mutual fund invests with the objective of capital growth.

        Guardian Fund - Funds are invested in a large number of common stocks of long-established, high quality companies. This mutual fund invests with the objective of capital appreciation first, and then secondarily for current income.

        Puritan Fund - Funds are invested in a broadly diversified portfolio of high-yielding securities, including common stocks, preferred stocks, and bonds. This mutual fund invests with the objective of obtaining as much income as possible, consistent with the preservation and conservation of capital.

        Savings Fund - Funds are invested in savings accounts and certificates of deposit, and other investments backed by the full faith and credit of the United States of America and its agencies.

        Investment Contract Fund - Funds are invested in various investment contracts, cash reserves, and pooled or commingled funds which hold investment contracts and similar fixed income investments.

   Prior to the merger discussed in Note 1 herein, the Plan had the following number of participants in each investment option as of December 31, 1997:
                                                 Number of
                                                Participants

           Entergy Corporation Stock Fund            87
           Acorn Fund                               189
           Guardian Fund                            107
           Puritan Fund                              81
           Savings Fund                              91
           Investment Contract Fund                  86

   Vesting:   Amounts contributed by participants and the  Company  are
   fully vested at the time of deposit.

   GSU Thrift Plan termination: Although it has not expressed any intent to do so, the Company has the right under the GSU Thrift Plan to discontinue its contributions at any time and to terminate the GSU Thrift Plan subject to the provisions of ERISA. In the event of termination of the GSU Thrift Plan, participants would receive the total value of their accounts, determined as of the date of termination.

   In-Service withdrawals: While employed, participants may, with certain restrictions, withdraw all or a portion of the value of their basic and supplemental contributions after-tax. Withdrawals of before - tax contributions may be subject to a ten percent penalty unless the participant is age 59 1/2 or older. The GSU Thrift Plan also has a financial hardship withdrawal provision.

   Loans to participants: The GSU Thrift Plan has a loan provision whereby participants who are actively employed may borrow an amount from their eligible account(s) based on the balance of such account(s). The amount borrowed is deducted from the participant's eligible account(s) and repaid with interest in accordance with an established schedule. If a participant with an outstanding loan separates from service and is not retired, the remaining principal balance of the loan is treated as a taxable distribution and may be subject to a ten percent penalty unless the amount is repaid in full within a specified period from the date of separation.

   Distributions upon separation from service: Upon leaving the Company, participants become eligible to receive a single-sum distribution of the entire vested value of the GSU Thrift Plan accounts. There are certain provisions regarding account balances under $3,500 and the attainment of age 70 1/2.

   Asset value per unit: Prior to the merger discussed in Note 1 herein, the number of units and net asset value per unit for the funds as of December 31, 1996 were as follows:

                                              1996
       Entergy Corporation Stock Fund:
       Number of units                       36,648
       Net Asset Value per unit              $27.66

       Acorn Fund:
       Number of units                    1,669,406
       Net Asset Value per unit               $1.49

       Guardian Fund:
       Number of units                      277,458
       Net Asset Value per unit               $1.56

       Puritan Fund:
       Number of units                      260,159
       Net Asset Value per unit               $1.40

       Savings Fund:
       Number of units                      744,802
       Net Asset Value per unit               $1.15

       Investment Contract Fund:
       Number of units                      968,921
       Net Asset Value per unit               $1.16

   Inactive accounts: Prior to the merger discussed in Note 1 herein, the amounts allocated to accounts of GSU Thrift Plan participants who have withdrawn from participation in the GSU Thrift Plan, but for which disbursements of those funds from the GSU Thrift Plan have not yet been made is $277,669 as of December 31, 1997.

   Other:    The   following  represents  investments  in   excess   of
   five percent of the current value of net assets available for benefits as of December 31, 1996:

   Investment                             December 31, 1996

    Cash and temporary cash investments       $1,610,704
    Entergy Corporation Stock Fund            $1,012,401
    Mutual Funds:
         Acorn Fund                           $2,159,459
         Guardian Fund                        $  417,529
         Investment Contract Fund             $  756,917
    Participant Loans                         $  473,355

   The following represents investments at cost as of December 31, 1996:

   Investment                                          December 31, 1996

   Cash and temporary cash investments                      $1,610,704
   Entergy Corporation Common Stock                         $  857,085
   Mutual Funds:
        Acorn Investment Trust - Acorn Fund                 $1,819,827
        American Express Trust Fund                         $  714,233
        Neuberger & Berman Equity Trust - Guardian Fund     $  391,024
        Fidelity Puritan Fund, Inc. - Puritan Fund          $  325,293
   Fixed Income Securities:
        U.S. Treasury and government agency securities      $  200,531
        Guaranteed investment contracts                     $  352,679

                        SUPPLEMENTAL SCHEDULE

                        GULF STATES UTILITIES COMPANY

                           EMPLOYEES' THRIFT PLAN
               ITEM 27 (d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                     For the Year Ended December 31, 1997

                        E.I.N. 74-0662730 (Plan No. 002)

                                                                      Selling or
                                            Number of     Purchase    Redemption
Description                               Transactions      Price       Price          Cost     Gain/(Loss)

Purchase Transactions:
Fidelity Institutional Treasury                    142    $5,737,755
  Portfolio II, B

Acorn Investment Trust - Acorn Fund                 15      $766,189

US Treasury Bills                                    2      $364,091

US Treasury Notes                                    5      $495,949

Sale Transactions:
Fidelity Institutional Treasury                     62                 $5,705,786   $5,705,786           $0
  Portfolio II, B

US Treasury Bills                                    2                   $367,502     $364,091       $3,411

US Treasury Notes                                    1                   $495,386     $495,949        ($563)


                              SIGNATURE


      The GSU Thrift Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   GULF STATES UTILITIES COMPANY
                                   EMPLOYEES' THRIFT PLAN


                                   By:  /s/ Richard N. Ferguson
                                        Richard N. Ferguson
                                        Director of Human
                                        Resource Operations



Dated:  June 29, 1998

                    CONSENT OF INDEPENDENT ACCOUNTANTS



We consent to the incorporation by reference in the registration statement of Entergy Gulf States, Inc. (formerly Gulf States Utilities Company) on Form S-8 (File No. 2-76551) of our report dated June 26, 1998, on our audits of the financial statements and supplemental schedule of the Gulf States Utilities Company Employees' Thrift Plan as of December 31, 1996 and for the year ended December 31, 1997, which report is included in this Annual Report on Form 11-K.



COOPERS & LYBRAND L.L.P.

New Orleans, Louisiana
June 26, 1998